January 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Jeffrey Gordon Ms. Jean Yu
Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed February 23, 2022 Form 8-K Filed October 27, 2022 File No. 001-13697

Dear Mr. Gordon and Ms. Yu:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated December 14, 2022, to James F. Brunk, Chief Financial Officer of the Company.

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 8. Consolidated Financial Statements and Supplementary Data (10) Long-Term Debt, page 64

1.

We note your credit facilities include certain affirmative and negative covenants that impose restrictions on your financial and business operations. For each class of debt, please tell us whether you were in compliance with the covenants as of the reporting date.

Response:

The Company was in compliance with all of the covenants included in its credit facilities, for each class of debt, as of the respective reporting date.

160 South Industrial Blvd., S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (706) 624-2660 • (800) 241-4494

Facsimile: (706) 624-2483 • E-Mail: dave_patton@mohawkind.com

U.S. Securities and Exchange Commission

January 9, 2023

Page: 2

Form 8-K Filed October 27, 2022

Exhibit 99.1, page 1

2.

We note that you have reconciled EBITDA and Adjusted EBITDA to operating income (loss). Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on April 4, 2018, states EBITDA is defined as “earnings before interest, taxes, depreciation and amortization,” with earnings intended to mean net income rather than operating income. In future filings, please reconcile EBITDA and Adjusted EBITA to net (loss) earnings including noncontrolling interests.

Response:

The Company acknowledges the Staff’s comment and in future filings will reconcile EBITDA and Adjusted EBITDA to net (loss) earnings including noncontrolling interests in accordance with Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on April 4, 2018.

If you have any questions or further comments regarding these responses, please contact the undersigned by email at Dave_Patton@Mohawkind.com or by phone at (706) 624-2660.

Very truly yours,

/s/ R. David Patton

R. David Patton,
Vice President-Business Strategy and General Counsel

cc: James F. Brunk,	Chief Financial Officer

William W. Harkins, VP-Chief Accounting Officer

and Corporate Controller

Paul J. Nozick, Alston & Bird, LLP

160 South Industrial Blvd., S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (706) 624-2660 • (800) 241-4494

Facsimile: (706) 624-2483 • E-Mail: dave_patton@mohawkind.com